Exhibit 99.1

Yoshitsu Co., Ltd Reports First Six Months of Fiscal Year 2023 Financial Results

Tokyo, Japan, March 24, 2023 (GLOBE NEWSWIRE) -- Yoshitsu Co., Ltd (“Yoshitsu” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, as well as sundry products and other products in Japan, today announced its unaudited financial results for the first six months of fiscal year 2023 ended September 30, 2022.

Mr. Mei Kanayama, Principal Executive Officer of Yoshitsu, commented, “During the first six months of fiscal year 2023, our online sales revenue generated from the Chinese market was significantly impacted by the resurgence of COVID-19. To navigate the challenging conditions we faced, we actively shifted our business strategy to focus on selling our products in domestic franchise stores and through wholesale customers, which partially offset the decrease in online store sales. We anticipate revenue growth over the second half of fiscal year 2023, as recent revenue headwinds seem to be dissipating and we remain focused on executing our strategic initiatives. With the recovery from the COVID-19 pandemic and the resumption of business activities globally, we plan to expand our global footprint in Europe and America. We intend to operate online stores in these regions and our recently rented new warehouses in the U.S. and U.K. lay a foundation for our business expansion efforts. In addition, we are exploring the advertising business of key opinion leaders (“KOLs”) through our recently acquired Shenzhen Qingzhiliangpin Network Technology Co., Ltd., to capture the rapid growth of the live streaming e-commerce market. Besides the business expansion in the global market, we strive to diversify our products offering and we launched locally-made food products in our stores in Japan last year, initiating the food product segment. We expect to launch more food products through our multiple distribution channels in the near future. We believe our strategic plan will increase our profitability, enhance our brand awareness in the global market and create significant value for shareholders in the long run.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Yoshitsu, stated, “Despite the impacts of COVID-19 restriction in China and depreciation of the Japanese yen, the increase in our revenue generated from the domestic market during the first six months of 2023 demonstrates the success of our business strategy of focusing on domestic market. We are also pleased to see increased revenue from our directly-operated stores in Hong Kong, which we believe signifies the recognition of our brand. Looking forward, we will continue providing high-quality products and navigating our business strategy in today’s challenging market by leveraging our strong capabilities. We believe we are on track to achieve long-term sustainable growth in both domestic and global expansion markets.”

Recent Development

Acquisition of Tokyo Lifestyle Limited

On July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited (the “Seller”). Mr. Mei Kanayama, the representative director of the Company, held 100% of the equity interests in the Seller, and hence, the Seller and the Company were related parties under common control. Tokyo Lifestyle Limited (“TLS”) is a company principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and engaged in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests in TLS in consideration of the sum of ¥392,673,800 in cash (US$2,842,173), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a special board meeting on June 27, 2022. The 100% of the equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction was closed on July 27, 2022. This acquisition is a critical initiative of the Company’s business strategy to boost its business expansion in the Southeast Asia market and advance the digital transformation of live streaming e-commerce in its retail business. This transaction was accounted for as an acquisition of a business under common control, accordingly, the Company’s comparative financial information prior to the acquisition date of July 20, 2022 was retrospectively adjusted to include the financial results of TLS.

First Six Months of Fiscal Year 2023 Financial and Operational Highlights

	For the Six Months Ended September 30,
(USD millions, except per share data)	2022	2021 (1)	% Change
Revenue	77.6	113.8	(31.8)%
Directly-operated physical stores	5.8	6.0	(3.3)%
Online stores and others (2)	22.0	62.4	(64.7)%
Franchise stores and wholesale customers	49.8	45.4	9.7%
Gross Profit	14.6	19.6	(25.5)%
Gross Margin	18.8%	17.2%	1.6	pp*
Income from Operations	1.0	4.3	(76.7)%
Net Income	0.3	2.0	(85.0)%
Earnings Per Share	0.01	0.07	(85.7)%

*	Notes: pp represents percentage points

(1)	The financial information presented has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited. See “Recent Development” for more information.

(2)	Revenue of KOL advertising business was included in online stores and others.

●	Revenue was $77.6 million, a decrease of 31.8% from $113.8 million for the same period of last year.

●	Gross profit was $14.6 million, a decrease of 25.5% from $19.6 million for the same period of last year.

●	Gross margin was 18.8%, compared with 17.2% for the same period of last year.

●	Net income was $0.3 million, compared with net income of $2.0 million for the same period of last year.

●	Basic and diluted earnings per share were $0.01, compared with $0.07 for the same period of last year.

●	As of February 28, 2023, the Company’s distribution channels consisted of (i) 11 directly-operated physical stores in Japan and seven directly-operated physical stores in Hong Kong, (ii) 21 online stores through our websites and various e-commerce marketplaces in Japan, China, and Korea, and (iii) nine franchise stores in the U.S., four franchise stores in Canada, one franchise store in the U.K., and approximately 102 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

First Six Months of Fiscal Year 2023 Financial Results

Revenue

Revenue decreased by $36.2 million, or 31.8%, to $77.6 million for the six months ended September 30, 2022 from $113.8 million for the same period of last year. The decrease in revenue was primarily due to decreased revenue from online stores and others and directly-operated physical stores, which was partially offset by increased revenue from franchise stores and wholesale customers.

	For the Six Months Ended September 30,
	2022			2021
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Directly-operated physical stores	5.8	4.7	19.0%	6.0	5.0	16.7%
Online stores and others	22.0	17.9	18.6%	62.4	52.0	16.7%
Franchise stores and wholesale customers	49.8	40.4	18.9%	45.4	37.2	18.1%
Total	77.6	63.0	18.8%	113.8	94.2	17.2%

Revenue from directly-operated physical stores decreased by $0.2 million, or 3.3%, to $5.8 million for the six months ended September 30, 2022, from $6.0 million for the same period of last year. Our revenue generated from our directly-operated physical stores in Japan (excluding the impact of foreign currency translation) remained relatively stable with a slight increase by 3.1% for the six months ended September 30, 2022 as compared to the same period of last year. However, due to the depreciation of the Japanese yen against U.S. dollars, the average translation rate for the six months ended September 30, 2022 and 2021 was at ¥1=US$0.007480 and ¥1=US$0.009110, respectively, a significant decrease of 17.9%. As a result, revenue generated from our directly-operated physical stores in Japan decreased by $0.8 million, or 15.4%, to $4.4 million for the six months ended September 30, 2022, from $5.2 million for the same period of last year. The decrease was partially offset by the increased revenue generated from our directly-operated physical stores in Hong Kong. During the six months ended September 30, 2022, revenue generated from our directly-operated physical stores in Hong Kong increased by $0.6 million, or 75.0%, to $1.4 million for the six months ended September 30, 2022, from $0.8 million for the same period of last year. The increase was due to revenue contributed from our newly-opened stores during the six months ended September 30, 2022.

Revenue from online stores and others decreased by $40.4 million, or 64.7%, to $22.0 million for the six months ended September 30, 2022, from $62.4 million for the same period of last year. The decrease was mainly due to the decrease in online sales revenue generated from China during the six months ended September 30, 2022. Due to a resurgence of the COVID-19 pandemic in late March 2022 in China, which resulted in shipping container shortages and stricter border control protocols, shipments and customs clearance for overseas imports were delayed. Our online sales in China were significantly constrained, due to the inability to deliver the products to our customers as a consequence of mobility restrictions and lockdowns imposed in certain provinces across China. Although the situation has eased since June 2022, due to the continuous impact from the COVID-19 pandemic, our online sales volume in China did not return to its normal level as compared to the same period of last year. The decrease was exacerbated by the significant depreciation of the Japanese yen against U.S. dollars, as mentioned above. The decrease was partially offset by the increased revenue from KOLs due to the rapid growth of live streaming e-commerce market. Our revenue from KOLs increased by $0.9 million, or 941.1%, to $1.0 million for the six months ended September 30, 2022, from $0.1 million for the same period of last year.

Revenue from franchise stores and wholesale customers increased by $4.4 million, or 9.7%, to $49.8 million for the six months ended September 30, 2022, from $45.4 million for the same period of last year. The increase was mainly due to increased revenue from domestic franchise stores and wholesale customers. Our revenue generated from domestic franchise stores and wholesale customers (excluding the impact of foreign currency translation) increased significantly by 4,989.8% for the six months ended September 30, 2022 as compared to the same period of last year. The increase was due to a shift in our business strategy when our overseas sales were significantly affected by the COVID-19 pandemic. With the high demand for the Company’s products, the Company managed to modify its business strategy by developing and selling its products in the domestic market to either domestic customers or overseas customers who made purchases in Japan and bore the overseas shipment cost by themselves. The increase was partially offset by the significant depreciation of the Japanese yen against U.S. dollars, as mentioned above, as well as the decreased revenue generated from overseas franchise stores and wholesale customers. The Company’s overseas shipments were delayed or limited due to the shipping container shortages caused by the COVID-19 pandemic and increased shipping charges, as well as fewer orders it received from its overseas franchise stores and wholesale customers when their business was impacted by the COVID-19 pandemic. Therefore, revenue generated from overseas franchise stores and wholesale customers decreased for the six months ended September 30, 2022 as compared to the same period of last year.

Gross Profit and Gross Margin

Total cost of revenue decreased by $31.2 million, or 33.1%, to $63.0 million for the six months ended September 30, 2022, from $94.2 million for the same period of last year.

Gross profit decreased by $5.0 million, or 25.5%, to $14.6 million for the six months ended September 30, 2022, from $19.6 million for the same period of last year. Overall gross margin increased by 1.6 percentage points to 18.8% for the six months ended September 30, 2022, from 17.2% for the same period of last year.

Gross margin for directly-operated physical stores, online stores and others, and franchise stores and wholesale customers were 19.0%, 18.6%, and 18.9%, respectively, for the six months ended September 30, 2022, compared to 16.7%, 16.7%, and 18.1%, respectively, for the same period of last year.

Operating Expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation.

Operating expenses decreased by $1.8 million, or 11.8%, to $13.5 million for the six months ended September 30, 2022, from $15.3 million for the same period of last year. Our operating expenses (excluding the impact of foreign currency translation) increased for the six months ended September 30, 2022 as compared to the same period of last year, mainly due to increased payroll, and employee benefit expenses and bonus expenses, and consulting and professional service fees, which was partially offset by the decrease in shipping expenses and transaction commissions paid to third-party e-commerce marketplace operators. However, with the significant depreciation of the Japanese yen against U.S. dollars as mentioned above, our operating expenses in U.S. dollars decreased for the six months ended September 30, 2022 as compared to the same period of last year.

Interest Expense, Net

Interest expense, net includes interest expense calculated at interest rate per loan agreements and loan service costs, which are directly incremental to the loan agreements and amortized over the loan periods. Interest expense, net increased by $0.3 million, or 27.3%, to $1.4 million for the six months ended September 30, 2022, from $1.1 million for the same period of last year. The increase was primarily due to the increased weighted average loan balance for the six months ended September 30, 2022.

Gain (Loss) from Foreign Currency Exchange

Gain from foreign currency exchange was $981,017 for the six months ended September 30, 2022 as compared to a loss from foreign currency exchange of $107,541 for the same period of last year. The increase in the gain from foreign currency exchange was due to the significant fluctuations in foreign exchange rates during the six months ended September 30, 2022.

Other Income (Expenses), net

Other income (expenses), net primarily includes tax refunds, disposal gain or loss from property and equipment, government subsidies, and other immaterial income and expense items. Other net expenses increased by $587,747, or 123.9%, to other net expenses of $113,409 for the six months ended September 30, 2022, from other net income of $474,338 for the same period of last year. The increase was mainly due to an increase in loss from the disposal of property and equipment as well as the decreased government subsidies received during the six months ended September 30, 2022.

Provision for Income Taxes

Provision for income taxes decreased by $1.4 million, or 87.5%, to $0.2 million for the six months ended September 30, 2022, from $1.6 million for the same period of last year. The decrease in the provision for income taxes was mainly due to the decreased taxable income for the six months ended September 30, 2022.

Net Income

Net income was $0.3 million, or $0.01 per basic and diluted share for the six months ended September 30, 2022, compared to $2.0 million, or $0.07 per basic and diluted share for the same period of last year.

Financial Condition

As of September 30, 2022, the Company had cash of $9.2 million, compared to $18.3 million as of March 31, 2022. As of September 30, 2022, the Company had accounts receivable balances due from third parties of $55.4 million, compared to $41.0 million as of March 31, 2022. Approximately 63.5% of the September 30, 2022 balance has been subsequently collected, and the remaining balance is expected to be fully collected by June 30, 2023. The collected balances of such receivables provide cash available for use in the Company’s operations as working capital, if necessary. As of September 30, 2022, the Company had merchandise inventories of $22.2 million, which the Company believes can be sold quickly, based on its analysis of the current trends in demand for its products, compared to $31.4 million as of March 31, 2022.

Net cash used in operating activities was $21.9 million for the six months ended September 30, 2022, mainly derived from net income of $0.3 million for the period, and net changes in the Company’s operating assets and liabilities, which mainly included an increase in accounts receivable from third parties of $21.8 million. Net cash used in operating activities was $16.4 million for the six months ended September 30, 2021, mainly derived from net income of $2.0 million for the period, and net changes in the Company’s operating assets and liabilities, which mainly included an increase in merchandise inventories of $8.7 million and a decrease in account payables of $6.5 million.

Net cash provided by investing activities was $0.1 million for the six months ended September 30, 2022, mainly due to repayments from related parties of $0.1 million. Net cash used in investing activities was $1.7 million for the six months ended September 30, 2021, mainly due to the purchase of property and equipment of $1.6 million.

Net cash provided by financing activities was $16.4 million for the six months ended September 30, 2022, which primarily consisted of proceeds from short-term borrowings of $74.8 million, proceeds from long-term borrowings of $2.2 million, partially offset by repayments of short-term borrowings of $56.1 million, repayments of long-term borrowings of $1.5 million, and cash consideration paid for business combination under common control of $2.8 million. Net cash provided by financing activities was $8.7 million for the six months ended September 30, 2021, which primarily consisted of proceeds from short-term borrowings of $265.5 million and proceeds from long-term borrowings of $8.3 million, and capital contributions of $1.8 million, partially offset by repayments of short-term borrowings of $263.0 million and repayments of long-term borrowings of $0.7 million.

Conference Call Information

The Company will host an earnings conference call at 8:30 am U.S. Eastern Time (9:30 pm Japan Standard Time) on March 24, 2023. Dial-in details for the conference call are as follows:

Date:	March 24, 2023
Time:	8:30 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Japan Toll Free:	0066-33-812830
Conference ID	Yoshitsu Co., Ltd

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until March 31, 2023. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 6190194.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://www.ystbek.co.jp/irlibrary/.

About Yoshitsu Co., Ltd

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, sundry products, and other products in Japan. The Company offers various beauty products (including cosmetics, skin care, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

All statements other than statements of historical fact in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. In addition, there is uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investors Relations LLC

Tina Xiao

President

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

YOSHITSU CO., LTD

 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2022	2022 (1)
ASSETS
CURRENT ASSETS:
Cash	$9,152,662	$18,256,220
Accounts receivable, net	55,396,057	40,969,738
Merchandise inventories, net	22,238,242	31,351,002
Due from related parties	451,201	694,428
Prepaid expenses and other current assets, net	11,646,428	10,617,640
TOTAL CURRENT ASSETS	98,884,590	101,889,028

Property and equipment, net	11,220,697	13,319,503
Operating lease right-of-use assets	3,143,744	4,209,681
Long term investment	59,930	168,509
Long-term prepaid expenses and other non-current assets, net	5,187,275	7,366,719
Deferred tax assets, net	464,613	518,909
TOTAL ASSETS	$118,960,849	$127,472,349

CURRENT LIABILITIES:
Short-term borrowings	$50,678,998	$40,328,982
Current portion of long-term borrowings	11,943,278	1,454,378
Accounts payable	5,406,687	8,035,353
Accounts payable - related parties	2,342	132,047
Due to related parties	43,102	193,841
Deferred revenue	170,160	104,663
Income tax payable	526,811	740,552
Operating lease liabilities, current	1,483,110	1,951,408
Finance lease liabilities, current	278,638	320,555
Representative's warrants liability	70,789	181,740
Other payables and other current liabilities	1,114,389	3,371,836
TOTAL CURRENT LIABILITIES	71,718,304	56,815,355

Operating lease liabilities, non-current	1,698,332	2,308,885
Finance lease liabilities, non-current	452,433	673,612
Long-term borrowings	8,157,334	21,117,985
Other non-current liabilities	2,371,785	2,104,472
TOTAL LIABILITIES	$84,398,188	$83,020,309

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 100,000,000 shares authorized; 36,250,054 shares and 36,250,054 shares issued and outstanding as of September 30, 2022 and March 31, 2022, respectively	14,694,327	14,694,327
Capital reserve	9,078,892	11,921,065
Retained earnings	21,792,910	21,465,317
Accumulated other comprehensive loss	(11,003,468)	(3,628,669)
TOTAL SHAREHOLDERS’ EQUITY	34,562,661	44,452,040

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,960,849	$127,472,349

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2022	2021 (1)

REVENUE
Revenue - third parties	$77,607,361	$112,385,277
Revenue - related parties	8,188	1,436,386
Total revenue	77,615,549	113,821,663

OPERATING EXPENSES
Merchandise costs	63,052,437	94,229,541
Selling, general and administrative expenses	13,518,943	15,338,855
Total operating expenses	76,571,380	109,568,396

INCOME FROM OPERATIONS	1,044,169	4,253,267

OTHER INCOME (EXPENSE)
Interest expense, net	(1,372,444)	(1,069,630)
Gain (loss) from foreign currency exchange	981,017	(107,541)
Other income (expenses), net	(113,409)	474,338
Change in fair value of representative's warrants liability	89,049	-
Loss from equity method investment	(88,737)	-
Total other expenses, net	(504,524)	(702,833)

INCOME BEFORE INCOME TAX PROVISION	539,645	3,550,434

PROVISION FOR INCOME TAXES	212,052	1,600,288

NET INCOME	327,593	1,950,146

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(7,374,799)	(365,634)

TOTAL COMPREHENSIVE INCOME (LOSS)	$(7,047,206)	$1,584,512

Earnings per ordinary share - basic and diluted	$0.01	$0.07
Weighted average shares - basic and diluted*	32,678,625	27,526,689

*	Retrospectively restated for effect of a 294-for-1 forward split on August 18, 2021.

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares*	Amount	Reserve	Earnings	Loss	Equity (1)
Balance, March 31, 2021	27,327,594	$2,416,635	$501,053	$17,538,213	$(159,452)	$20,296,449

Capital contribution	2,672,460	920,192	902,224	-	-	1,822,416
Capital contribution in the form of debt exemption	-	-	302,360	-	-	302,360
Net income for the period	-	-	-	1,950,146	-	1,950,146
Foreign currency translation loss	-	-	-	-	(365,634)	(365,634)
				-	-
Balance, September 30, 2021	30,000,054	$3,336,827	$1,705,637	$19,488,359	$(525,086)	$24,005,737

Balance, March 31, 2022	36,250,054	$14,694,327	$11,921,065	$21,465,317	$(3,628,669)	$44,452,040

Business combinations under common control	-	-	(2,842,173)	-	-	(2,842,173)
Net income for the period	-	-	-	327,593	-	327,593
Foreign currency translation loss	-	-	-	-	(7,374,799)	(7,374,799)

Balance, September 30, 2022	36,250,054	$14,694,327	$9,078,892	$21,792,910	$(11,003,468)	$34,562,661

*	Retrospectively restated for effect of a 294-for-1 forward split on August 18, 2021.

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2022	2021 (1)
Cash flows from operating activities:
Net Income	$327,593	$1,950,146
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	514,000	314,452
Loss (gain) from disposal of property and equipment	304,133	(23,073)
Loss (gain) from unrealized foreign currency translation	(175,351)	62,920
Provision for doubtful accounts	87,250	50,568
Amortization of operating lease right-of-use assets	1,086,370	1,100,984
Deferred tax provision (benefit)	(29,689)	11,883
Change in fair value of representative's warrants liability	(89,049)	-
Investment loss from equity method investment	88,737	-
Changes in operating assets and liabilities:
Accounts receivable	(21,785,420)	(2,377,228)
Merchandise inventories	4,774,980	(8,678,860)
Prepaid expenses and other current assets	(4,009,679)	(2,622,613)
Long term prepaid expenses and other non-current assets	1,681,064	(193,890)
Accounts payable	(1,509,149)	(6,462,073)
Accounts payable - related parties	(211,615)	(45,829)
Deferred revenue	84,979	(19,218)
Income tax payable	(106,681)	(487,058)
Other payables and other current liabilities	(1,894,627)	1,726,120
Operating lease liabilities	(1,102,199)	(1,043,423)
Other non-current liabilities	26,812	362,176
Net cash used in operating activities	(21,937,541)	(16,374,016)

Cash flows from investing activities:
Purchase of property and equipment	(45,472)	(1,620,818)
Proceeds from disposal of property and equipment	2,992	33,707
Collections from (advances made to) related parties	145,017	(130,512)
Net cash provided by (used in) investing activities	102,537	(1,717,623)

Cash flows from financing activities:
Capital contribution prior to IPO	-	1,822,416
Cash consideration paid for business combination under common control	(2,840,957)	-
Proceeds from short-term borrowings	74,800,000	265,509,656
Repayments of short-term borrowings	(56,100,000)	(262,998,550)
Proceeds from long-term borrowings	2,190,669	8,323,554
Repayments of long-term borrowings	(1,450,671)	(669,625)
Advances received from related parties	(48,632)	(2,951,200)
Repayment of obligations under finance leases	(200,104)	(338,043)
Net cash provided by financing activities	16,350,305	8,698,208

Effect of exchange rate fluctuation on cash	(3,618,859)	(119,454)

Net decrease in cash	(9,103,558)	(9,512,885)
Cash at beginning of period	18,256,220	16,843,588
Cash at end of period	$9,152,662	$7,330,703

Supplemental cash flow information
Cash paid for income taxes	$334,323	$2,106,469
Cash paid for interest	$644,244	$423,911

Supplemental non-cash operating activities
Purchase of property and equipment financed under long-term payment	$-	$23,234
Purchase of property and equipment financed under finance leases	$30,892	$340,615
Right of use assets obtained in exchange for operating lease liabilities	$464,940	$2,790,466
Capital contribution in the form of debt exemption	$-	$302,360

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.